

July 3, 2013

Via E-mail
Gregg W. Steinhafel
Chairman, President and Chief Executive Officer
Target Corp.
1000 Nicollet Mall
Minneapolis, MN 55403

      Re: **Target Corp.**
              Form 10-K for Fiscal Year Ended February 2, 2013
              Filed March 20, 2013
              File No. 1-6049

Dear Mr. Steinhafel:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ William H. Thompson

                        William H. Thompson
                        Accounting Branch Chief